Filed Pursuant to Rule 424(b)(3)
Registration No. 333-194135

AMERICAN REALTY CAPITAL NEW YORK CITY REIT, INC.

SUPPLEMENT NO. 4, DATED SEPTEMBER 10, 2014,
TO THE PROSPECTUS, DATED APRIL 24, 2014

This prospectus supplement, or this Supplement No. 4, is part of the prospectus of American Realty Capital New York City REIT, Inc., dated April 24, 2014, or the Prospectus, as supplemented by Supplement No. 2, dated August 5, 2014, or Supplement No. 2, and Supplement No. 3, dated August 15, 2014, or Supplement No. 3. This Supplement No. 4 supplements, modifies, supersedes and replaces certain information contained in our Prospectus, Supplement No 2. and Supplement No. 3 and should be read in conjunction with our Prospectus, Supplement No 2. and Supplement No. 3. This Supplement No. 4 will be delivered with the Prospectus, Supplement No 2. and Supplement No. 3. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purpose of this Supplement No. 4 is to, among other things:

•	update the status of our initial public offering, our escrow break, the shares currently available for sale and the status of distributions;
•	update disclosure relating to the industry overview; and
•	update our description of real estate investments.

OPERATING INFORMATION

Status of the Offering

We commenced our reasonable best efforts initial public offering of up to 30.0 million shares of common stock (excluding shares to be issued under the distribution reinvestment plan, or DRIP) on April 24, 2014. On May 29, 2014, we satisfied the general escrow conditions of our public offering of common stock. On such date, we received and accepted aggregate subscriptions in excess of $20.0 million in shares of common stock and thereby broke escrow in Ohio and Washington. On June 3, 2014, we received and accepted aggregate subscriptions in excess of $37.5 million in shares of common stock and thereby broke escrow in Pennsylvania. Accordingly, we are now accepting subscriptions from residents of all states.

As of September 9, 2014, we had acquired two properties which were 100.0% leased on a weighted average basis as of such date. As of September 9, 2014, we had total real estate investments, at cost, of $83.3 million.

We will offer shares of our common stock until April 24, 2016, unless the offering is extended in accordance with the Prospectus, provided that the offering will be terminated if all 30.0 million shares of our common stock are sold before such date (subject to our right to reallocate shares offered pursuant to the DRIP for sale in our primary offering).

Shares Currently Available for Sale

As of August 31, 2014, we had received aggregate gross proceeds of $256.5 million, consisting of the sale of 10.4 million shares of common stock in our public offering and $0.6 million from the DRIP. As of August 31, 2014, there are 10.4 million shares of our common stock outstanding, including shares issued under the DRIP and unvested restricted stock. As of August 31, 2014, there are 19.6 million shares of our common stock available for sale, excluding shares available under our DRIP.

Status of Distributions

On May 22, 2014, our board of directors authorized, and we declared, distributions payable to stockholders of record each day during the applicable period at a rate equal to $0.00414383562 per day, based on a per share price of $25.00. The distributions began to accrue on June 13, 2014, which date represents the closing of the Company’s initial property acquisition. The distributions will be payable by the 5th day following each month end to stockholders of record at the close of business each day during the prior month.

There can be no assurance that any such distribution will be paid to stockholders.

The amount of distributions payable to our stockholders is determined by our board of directors and is dependent on a number of factors, including funds available for distribution, financial condition, capital expenditure requirements, as applicable, requirements of Maryland law and annual distribution requirements needed to qualify and maintain our status as a real estate investment trust under the Internal Revenue Code of 1986, as amended. Our board of directors may reduce the amount of distributions paid or suspend distribution payments at any time.

As of September 9, 2014, we owned two properties and have limited historical operating cash flows. Additionally, our organizational documents permit us to pay distributions from unlimited amounts of any source, and we may use sources other than operating cash flows to fund distributions, including proceeds from this offering, which may reduce the amount of capital we ultimately invest in properties or other permitted investments, and negatively impact the value of your investment.

PROSPECTUS UPDATES

Summary

The following is added as the last bullet point to the question “What are your investment objectives?” on page 2 of the Prospectus.

•	Positive Spread — Purchase properties that provide a positive spread between cash flow yield and borrowing costs.

Prospectus Summary

The second sentence under the heading “How do I subscribe for shares?” on page 22 of the Prospectus is hereby replaced in its entirety with the following disclosure.

“Alternatively, unless you are an investor in Alabama, Arkansas, Kentucky, Maryland, Massachusetts, Nebraska, North Carolina or Tennessee, you may complete and sign the multi-offering subscription agreement in the form attached hereto as Appendix C-2, which may be used to purchase shares in this offering as well as shares of other products distributed by our dealer manager; provided, however, that an investor has received the relevant prospectus(es) and meets the requisite criteria and suitability standards for any such other product(s).”

Market Overview

The following is added as the last bullet point to the section “Overview” on page 78 of the Prospectus.

•	Positive Spread — Purchase properties that provide a positive spread between cash flow yield and borrowing costs.

The section entitled “Employment Trends” on page 79 of the Prospectus is hereby replaced in its entirety with the following disclosure.

“Employment Trends

In our view, employment is a key driver of real estate demand, especially demand for office space. New York City lost approximately 130,000 jobs from April 2008 until December 2009. This compares to approximately 150,000 jobs lost in the 1990 – 1991 recession and approximately 140,000 jobs lost in the 2001 – 2002 recession. However, New York City has gained approximately 360,000 jobs from December 2009 through May 2014, resulting in a net job gain of approximately 230,000 jobs since the cycle of job losses began in April 2008. According to the New York State Department of Labor, the unemployment rate as of April 2014 in Manhattan was 6.0%.

NYC Employment Trends

Source: U.S. Bureau of Labor Statistics, Cushman & Wakefield Research, data through Second Quarter”

The second paragraph under the section entitled “New Supply Trends” on pages 79 – 80 of the Prospectus is hereby replaced in its entirety with the following disclosure.

“Many real estate markets across the country are potentially vulnerable to both large increases in supply and large decreases in demand. According to Cushman & Wakefield, New York City actually faces a potential supply shortage over the long term. In the three decades from 1960 to 1990, the new supply of office space in New York City averaged more than 5.5 million square feet per year. However, since 1990, the new supply of office space in New York City has averaged less than 2.0 million square feet per year.

Manhattan Office Market — Existing Office Space

Source: Cushman & Wakefield Research, 2014 data through Second Quarter”

The section entitled “Vacancy Trends” on page 80 of the Prospectus is hereby replaced in its entirety with the following disclosure.

“Vacancy Trends

The vacancy rate in the New York City office market as of the second quarter of June, 2014 was approximately 10.53%, up from the 5.3% vacancy rate in mid-2007 when vacancy rates began to rise in the New York City office market. The vacancy rate peaked at approximately 18% after the 1990 – 1991 downturn and at approximately 12% after the 2000 – 2001 downturn. Cushman & Wakefield estimates that the average vacancy rate in New York City over the long term is 7 – 9%.

Manhattan Office Market
Vacancy Rate

Source: Cushman & Wakefield Research, 2014 data through the Second Quarter”

Rental Rate Trends

The section entitled “Rental Rate Trends” on page 81 of the Prospectus is hereby replaced in its entirety with the following disclosure.

Rental rate trends typically follow vacancy trends but with a lag. In this most recent recession, asking rents in the New York City office market declined by over 27% since they peaked in the third quarter of 2008. However, “net effective rents,” which we believe to be a better measure of true economic rents, fell by more than 43%. Net effective rents are the asking rents adjusted for free rent and other monetary concessions given by the landlord to tenants. As real estate markets recover, we believe the typical pattern is to see an improvement in occupancy followed by a recovery in net effective rents followed by a rebound in asking rents.

Manhattan Office Market — Asking Rents

Source: Cushman & Wakefield Research, 2014 data through Second Quarter”

Investment Objectives and Criteria

The following is added as the last bullet point to the section “Overview” on page 127 of the Prospectus.

•	Positive Spread — Purchase properties that provide a positive spread between cash flow yield and borrowing costs.

Description of Real Estate Investments

The following disclosure is added at the end of the section entitled “Description of Real Estate Investments”.

“The Laurel Condominium

On September 5, 2014, we acquired three commercial condominium units located at 400 East 67th Street in the Upper East Side neighborhood of Manhattan. The seller of the property was USPF IV Laurel Retail Owner, L.P. The seller has no material relationship with us, our operating partnership, our sponsor or advisor or any of their respective affiliates.

Capitalization

The contract purchase price of the property was $76.0 million, exclusive of closing costs. We funded 100% of the purchase price with proceeds from this offering.

Major Tenants/Lease Expiration

The property contains 58,750 rentable square feet and is 100% leased to three tenants: Cornell University, which represents 58% of annualized cash base rent, TD Bank, N.A., which represents 23% of annualized cash base rent, and Quik Park East 67th Street LLC (“Quik Park”), which represents 19% of annualized cash base rent.

The following table provides information relating to lease commencement and termination dates, rentable square feet, rental escalations, renewal options and annualized cash base rent for each of such three tenants:

Tenant	Lease Commencement Date	Lease Termination Date	Rentable Square Feet	Annualized Cash Base Rent (in thousands)	Rental Escalations	Renewal Options
Cornell University	September 2008	June 2024	29,321	$2,300.0	15% every five years	3 – 5 year options
TD Bank, N.A.	March 2010	September 2025	3,420	$894.9	9% every three years	3 – 5 year options
Quik Park	March 2009	November 2021	26,009	$775.0	3% annual average increase	2 – 5 year options

The table below sets forth the occupancy rate and average effective annual rent per rentable square foot as of December 31 for each of the last five years:

	2013	2012	2011	2010	2009
Occupancy	100.0%	100.0%	100.0%	100.0%	94.2%
Average effective annual rent per rentable square foot	$62.47	$60.36	$60.36	$59.08	$47.89

Other

We believe the property is suitable and adequate for its uses.

We do not have any scheduled capital improvements.

We believe the property is adequately insured.

The Federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2014 Federal tax return.

The annual real estate taxes payable on the property for the current tax year are expected to be $0.2 million.

We believe that the property is well located, has acceptable roadway access and is well maintained. The property is subject to competition from similar properties within its respective market area and the economic performance of the tenants of the property and their operations could be affected by changes in local economic conditions. We did not consider any other factors material or relevant to the decision to acquire the property, nor, after reasonable inquiry, are we aware of any material factors other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.

Potential Property Investments

On August 6, 2014, our board of directors approved the following property acquisition. Although we believe that the acquisition of the property is probable, there can be no assurance that the acquisition will be consummated.

200 Riverside Boulevard

On August 7, 2014, we, through a wholly-owned subsidiary, entered into a purchase and sale agreement to acquire a commercial garage unit in Trump Place, the condominium building located at 200 Riverside Boulevard in the Upper West Side neighborhood of Manhattan. The seller of the property is 200 Riverside Parking LLC, a subsidiary of Icon Parking Systems. The seller has no material relationship with us, our operating partnership, our sponsor or advisor or any of their respective affiliates.

The property contains 61,475 rentable square feet, which includes 284 parking spaces with three sub-grade levels.

Our obligation to close upon the acquisition is subject to the satisfactory completion of a due diligence review of the property, among other conditions. Our arrangements contain customary representations and warranties by the seller.

Capitalization

The contract purchase price of the property is $9.0 million. We have made a $0.9 million nonrefundable deposit. We intend to fund 100% of the purchase price with proceeds from this offering.

Major Tenants/Lease Expiration

The property is currently 100% leased to Hudson River Garage LLC. As a condition to closing, we will enter into a new lease with the seller, whereby the property will be leased by us to the seller and subleased by the seller to Hudson River Garage LLC.

The occupancy rate and the average effective annual rent per square foot as of December 31 for each of the last five years will be available upon the closing of the acquisition of the property.

Other

We believe the property is suitable and adequate for its uses.

We do not have any scheduled capital improvements.

We intend to adequately insure the property.

The Federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2014 Federal tax return.

The annual real estate taxes payable on the property for the current tax year are expected to be $0.2 million.

We believe that the property is well located, has acceptable roadway access and is well maintained. The property is subject to competition from similar properties within its respective market area and the economic performance of the tenant of the property and its operations could be affected by changes in local economic conditions. We did not consider any other factors material or relevant to the decision to acquire the property, nor, after reasonable inquiry, are we aware of any material factors other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.”

Subscription Process

The third sentence under the heading “Subscription Process” on page 223 of the Prospectus is hereby replaced in its entirety with the following disclosure.

“Alternatively, unless you are an investor in Alabama, Arkansas, Kentucky, Maryland, Massachusetts, Nebraska, North Carolina or Tennessee, you may complete and sign the multi-offering subscription agreement in the form attached hereto as Appendix C-2, which may be used to purchase shares in this offering as well as shares of other products distributed by our dealer manager; provided, however, that an investor has received the relevant prospectus(es) and meets the requisite criteria and suitability standards for any such other product(s).”

How To Subscribe

The second sentence of the second bullet under the section “How to Subscribe” on page 225 of the Prospectus is hereby replaced in its entirety with the following disclosure.

“Alternatively, unless you are an investor in Alabama, Arkansas, Kentucky, Maryland, Massachusetts, Nebraska, North Carolina or Tennessee, you may wish to complete the execution copy of the multi-offering subscription agreement, which may be used to purchase shares in this offering as well as shares of other products distributed by our dealer manager; provided, however, that you have received the relevant prospectus(es) and meet the requisite criteria and suitability standards for any such other product(s).”